UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Transaction in Own Shares

Transaction in Own Shares

01 July 2022
· · · · · · · · · · · · · · · ·
Shell plc (the ‘Company’) announces that on 01 July 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
01/07/2022	1,888,000	21.795	20.950	21.404	LSE
01/07/2022	649,000	21.795	20.945	21.428	Chi-X (CXE)
01/07/2022	463,000	21.790	20.950	21.432	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 07 01 (https://ml-eu.globenewswire.com/Resource/Download/d89fea10-d595-40d5-a04e-f0772fd75c0d)

Transaction in Own Shares

Transaction in Own Shares

04 July 2022
· · · · · · · · · · · · · · · ·
Shell plc (the ‘Company’) announces that on 04 July 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
04/07/2022	2,200,000	22.150	21.605	21.925	LSE
04/07/2022	400,000	22.150	21.600	21.909	Chi-X (CXE)
04/07/2022	400,000	22.150	21.600	21.907	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 07 04 (https://ml-eu.globenewswire.com/Resource/Download/36be0a72-e4bf-4125-aa5f-8170be341bc9)

Transaction in Own Shares

Transaction in Own Shares

05 July 2022
· · · · · · · · · · · · · · · ·
Shell plc (the ‘Company’) announces that on 05 July 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid (GBP)	Lowest price paid (GBP)	Volume weighted average price paid per share (GBP)	Venue
05/07/2022	2,012,217	22.155	20.160	21.197	LSE
05/07/2022	647,000	22.150	20.240	21.270	Chi-X (CXE)
05/07/2022	450,000	22.150	20.235	21.289	BATS (BXE)

These share purchases form part of the Company's share buy-back arrangement previously announced on 5 May 2022.

In respect of this arrangement, BNP Paribas Exane will make trading decisions in relation to the Company’s securities independently of the Company for a period from 5 May 2022 up to and including 22 July 2022.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company's general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegation Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (on 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a full breakdown of the individual trades made by BNP Paribas Exane on behalf of the Company as a part of the buy-back arrangement is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4355

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2022 07 05 (https://ml-eu.globenewswire.com/Resource/Download/c0bb9db5-f326-4cdb-8440-511e2ee25f95)

Transaction in Own Shares

Transaction in Own Shares

28 July 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 28 July 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/07/2022	1,250,000	£21.6000	£21.1500	£21.4479	LSE	GBP
28/07/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
28/07/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
28/07/2022	1,200,000	€25.8400	€25.2300	€25.6101	XAMS	EUR
28/07/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
28/07/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - 280722 (https://ml-eu.globenewswire.com/Resource/Download/a8e9edf5-5bee-466a-8880-d0e4666e6b3f)

Transaction in Own Shares

Transaction in Own Shares

29 July 2022

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 29 July 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/07/2022	1,000,000	£21.8900	£21.1300	£21.5582	LSE	GBP
29/07/2022	-	£0.0000	£0.0000	£0.0000	Chi-X (CXE)	GBP
29/07/2022	-	£0.0000	£0.0000	£0.0000	BATS (BXE)	GBP
29/07/2022	900,000	€26.1050	€25.2650	€25.6388	XAMS	EUR
29/07/2022	-	€0.0000	€0.0000	€0.0000	CBOE DXE	EUR
29/07/2022	-	€0.0000	€0.0000	€0.0000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 28 July 2022.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the securities independently of the Company for a period from 28 July 2022 up to and including 21 October 2022.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  Transaction In Own Shares - 290722 (https://ml-eu.globenewswire.com/Resource/Download/68658862-fec9-4182-bcac-05497da902a0)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: August 5, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary